UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

MOGU Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of US$0.00001 per share

(Title of Class of Securities)

608012100**

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “MOGU.” Each ADS represents 25 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.     608012100

1	Names of Reporting Persons Bertelsmann SE & Co. KGaA
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 200,662,100 Class A Ordinary Shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,662,100 Class A Ordinary Shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,662,100 Class A Ordinary Shares. See Item 4.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.70%. See Item 4.
12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons Bertelsmann China Holding GmbH
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 200,662,100 Class A Ordinary Shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,662,100 Class A Ordinary Shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,662,100 Class A Ordinary Shares. See Item 4.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.70%. See Item 4.
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer: MOGU Inc.

(b)	Address of Issuer’s Principal Executive Offices: Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road, Xihu District, Hangzhou, 310012, People’s Republic of China

Item 2.

(a)	Name of Person Filing: Bertelsmann SE & Co. KGaA, Bertelsmann China Holding GmbH

(b)	Address of Principal Business Office or, if None, Residence:

Bertelsmann SE & Co. KGaA: Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

Bertelsmann China Holding GmbH: Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

(c)	Citizenship:

Bertelsmann SE & Co. KGaA — Germany

Bertelsmann China Holding GmbH — Germany

(d)	Title and Class of Securities: Class A Ordinary Shares, par value of $0.00001 per share

(e)	CUSIP No.: 608012100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

The table below sets forth the ownership of the Class A Ordinary Shares by each of the reporting persons:

Reporting Person	Amount Beneficially Owned		Percent of Class(1):	Sole Power to Vote or Direct the Vote:	Shared Power to Vote or to Direct the Vote:		Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
Bertelsmann SE & Co. KGaA	200,662,100	(2)	9.70%	0	200,662,100	(2)	0	200,662,100	(2)
Bertelsmann China Holding GmbH	200,662,100	(3)	9.70%	0	200,662,100	(3)	0	200,662,100	(3)

(1)

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 2,069,228,400 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

(2)

Includes 200,662,100 Class A Ordinary Shares held by Bertelsmann China Holding GmbH, transferred from Bertelsmann Asia Investments AG on November 29, 2019. Bertelsmann Asia Investments AG and Bertelsmann China Holding GmbH are wholly-owned subsidiaries of Bertelsmann SE & Co. KGaA.

(3)	200,662,100 Class A Ordinary Shares held by Bertelsmann China Holding GmbH.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

Bertelsmann SE & Co. KGaA	By:	/s/ Dr. Martin Dannhoff / Julia Neudecker
	Name:	Dr. Martin Dannhoff / Julia Neudecker
	Title:	Authorized Signatories

Bertelsmann China Holding GmbH	By:	/s/ Dr. Michael Kronenburg/Bettina Wulf
	Name:	Dr. Michael Kronenburg/Bettina Wulf
	Title:	Authorized Signatories

LIST OF EXHIBITS

Exhibit — Joint Filing Agreement